FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
March 12, 2001                               Vice President-Investor Relations
                                             214/978-2691


            HALLIBURTON AND LANDMARK GRAPHICS COMPLETE ACQUISITION OF
                          PGS DATA MANAGEMENT DIVISION


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Landmark Graphics Corporation, a wholly owned business unit of Halliburton, today announced that they have completed the acquisition of PGS Data Management (PGSDM), a division of Petroleum Geo-Services ASA (NYSE: PGO and OSE: PGS) for approximately $175 million cash consideration. The acquisition further expands the Landmark Graphics portfolio of industry-leading technology management solutions and services by adding PGSDM's PetroBank solutions. PetroBank solutions are the industry leader for cost effective internet enabled storage, browsing and retrieval of large volumes of quality controlled exploration and production (E&P) data and information.
         Under the agreement, Landmark Graphics acquired PGSDM, its PetroBank solutions and related trademarks. Landmark Graphics will manage the technology and services of the PGSDM acquisition as part of its core business. In addition, the parties entered into a contract for Landmark Graphics to provide strategic data management and distribution services to Petroleum Geo-Services and its affiliates. The acquisition is not expected to be dilutive to Halliburton's earnings in 2001 and is expected to be accretive after that.
         PGSDM's proven network-centric products and services offer E&P companies the ability to find, access and exploit relevant information on a 24

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Halliburton Company                              page 2

hours a day, 7 days a week basis through web-based access to all PetroBank centers worldwide. The PetroBank solution gives secure timely access to data and applications, facilitating quality decisions while reducing risk and cost.
         The PetroBank web-based geographic information systems technology provides full entitlement control for secure browsing, selecting and ordering of E&P data. As an example, a customer's seismic data can be ordered down to the seismic trace level providing a unique E&P industry offering. In addition to the speed and security features, PetroBank has more than 90 terabytes of data available online, providing comprehensive information for more than 250,000 square kilometers of Petroleum Geo-Services' worldwide data on prospects and producing basins. PetroBank has been selected as the repository for E&P data in Norway and Brazil.
         Landmark Graphics is the leading supplier of integrated E&P technical and economic software and services which support decision making about finding, drilling, and producing oil and gas. Knowledge-based E&P companies are now turning to Landmark Graphics for technical-to-business (T2BTM ) process integration for improving returns on their investments. Visit the Landmark Graphics Web site at www.lgc.com.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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